Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax

www.slk-law.com

MARK A. CATCHUR

(813) 227-2264

mcatchur@slk-law.com

October 13, 2017

Via Edgar

Sasha Parikh and Christine Torney

United States Securities and Exchange Commission,

Division of Corporation Finance

100 F Street

Mail Stop 4720

Washington, DC 20549

Re:	TapImmune Inc.
Form 10-K
Filed March 14, 2017
Form 10-Q for the Period Ended June 30, 2017
File No. 001-37939

Dear Ms. Parikh and Ms. Torney:

On behalf of TapImmune Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated October 11, 2017, with respect to TapImmune’s Form 10-Q (001-37939). For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s responses.

Comment

Form 10-Q for the period ended June 30, 2017

Notes to Consolidated Financial Statements

Note 6. Research Agreement Obligations, page 8

1.	Please provide the legal opinion from VanDoorne N.V. that supports your view that you have been released from the liabilities related to the Crucell Holland Research License and Option Agreement.

Securities and Exchange Commission

October 13, 2017

Response:

The legal opinion from Van Doorne N.V. is attached.

* * * * *

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 227-2264.

Sincerely,

/s/ Mark A. Catchur
Mark A. Catchur, Partner

c: Michael Loiacono, Chief Financial Officer

Advocaten • Notarissen • Fiscalisten

Jachthavenweg 121

1081 KM Amsterdam

Postbus 75265 1070

AG Amsterdam

Michael J. Loiacono CFO & Chief Accounting Officer TapImmune, Inc. (Ticker : TPIV) 50 N. Laura Street; Suite 2500 Jacksonville, FL 32202 U.S.A.	Jasper Leedekerken Advocaat leedekerken@vandoorne.com t 020 6789 488 f 020 7954 488

Date	6 June 2017
Onze ref. 836/10010720
Inzake	GCS / CCN

Dear Sirs,

1.	We have reviewed the "Second Reinstated and Amended Licence Agreement" between Taplmmune, Inc. and Crucell Holland B.V. ("the Agreement", with a view to answering the question whether or not payment obligations under the Agreement have become time barred under the laws of the Netherlands. We have not reviewed the 'Subscription Agreement' which is governed by the laws of the state of New York, USA.

2.	We understand the Agreement has run from its Effective Date (7 August 2008, clause 1.2) until expiry of the Term, which is three years (clause 1.14), and therefore until 7 August 2011.

3.	As regards license fees and payment (clause 4) the Agreement provides that upon execution a Second Reinstalment Fee is due in the form of (i) EUR 17.000 upon of a public announcement of financing in excess of USD 500.000,- and (ii) shares of common stock in licensee wherein each share is valued at the share price in licensee's last round of equity funding, such that the total share price is equal to EUR 153.000,- (clause 4.1.1). On each anniversary of the Effective Date, starting 31 July 2010, an Annual License Maintenance Fee of EUR 75.000,- is due (clause 4.1.2).

4.	Under clause 4.2 Crucell may also submit invoices for transportation, packing and other reasonable and documented costs incurred by Crucell. Crucell is to claim payment by issuing invoices.

5.	We understand that the licensed technology has never been used and that there has been no contact over the contract. Apart from the questions regarding the statute of limitation, this may give rise to the question whether or not the parties waived any rights or obligations under the Agreement. More in particular, Crucell may well be barred from any possible entitlements under the agreement, regardless of any limitation periods.

Van Doorne N.V. is gevestigd te Amsterdam en ingeschreven in het handelsregister onder nummer 34199342. Van Doorne N.V. is de enige opdrachtnemer van alle werkzaamheden. Op deze werkzaamheden en age rechtsverhoudingen met derden zijn van toepassing de Algemene Voorwaarden van Van Doorne N.V. en haar dochtermaatschappijen, waarin een beperking van aansprakelijkheid is opgenomen. Deze Voorwaarden, die zijn gedeponeerd ter griffie van de rechtbank te Amsterdam, kunnen worden geraadpleegd op www.vandoorne.com en worden op verzoek toegezonden.

Van Doorne N.V. has its registered office in Amsterdam and is registered with the Commercial Register under number 34199342. Van Doorne N.V. is the exclusive contracting party in respect of all commissioned work. This work and all legal relations with third parties shall be governed by the General Terms of Van Doorne N.V. and its subsidiaries which include a limited liability. These Terms, which have been filed with the District Court at Amsterdam, may be consulted at www.vandoorne.com and will be forwarded upon request.

Advocaten • Notarissen • Fiscalisten

6.	Dutch statute (article 3:107 DCC) provides that contractual payment obligations become time barred five years after the day following the date on which payment is due. Please note that a limitation period may be interrupted under Dutch law by issuing a written communication reserving all rights. Such a communication will start a new five-year limitation period. It is our understanding that no such communication has taken place.

7.	The payment obligation pursuant to clause 4.1.1 became due upon the execution of the Agreement, which was at the end of December 2009 (Crucell's signature is dated 7 December 2009, Tapimmune's signature is not dated). In our view this payment obligation became time barred on or around 8 December 2014.

8.	The payment obligations pursuant to clause 4.1.2 were due on every anniversary of the Effective Date, starting 31 July 2010. As the Agreement terminated on 7 August 2011, effectively under the Agreement two annual payments were due, on 31 July 2010 and on 31 July 2011. In our view this means these payment obligations became time barred on 1 August 2015, respectively 1 August 2016.

9.	It is our understanding that no invoices were issued as per clause 4.2.2, which would make sense if the parties never actually performed under the Agreement. As a result, there would not appear to be any payment obligations under this clause. Assuming that there is a theoretical possibility that Crucell did incur certain costs in the period until 7 August 2011, arguably any payment obligation following in this respect has also become time barred on 8 August 2016.

Your faithfully,

/s/ Van Doorne N.V.

Van Doorne N.V.
Jasper Leedekerlen